January 21, 2020

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On December 4, 2019, the Registrant, on behalf of its series, Persimmon Long/Short Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on January 17, 2020, you provided me with the Securities and Exchange Commission’s (“SEC”) comments to the Amendment. Below, please find a summary of the SEC’s comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized.

Prospectus

Fee Table

Comment 1: Please confirm in footnote 2 to the Fee Table that the fee waiver will be in place for at least one year from the effective date of the Registration Statement.

Response: The Registrant so confirms.

Principal Investment Strategies

Comment 2: Please explain in the Fund’s Item 9 disclosures what constitutes the “stop loss filter” as used on page 2 of the Prospectus. Please explain what metrics are used to exclude risky securities.

Response: The Registrant has removed all references to a “stop loss filter.”

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

4813-4670-5820.1

Mr. Alberto Zapata

January 21, 2020

Comment 3: Please reconcile the Fund’s principal investment strategies with the suggestion in the Fee Table that the Fund may invest in other funds.

Response: The Registrant notes that its Principal Investment Strategies includes disclosure that the adviser “may use an exchange-traded fund (“ETF”) as a temporary substitute for an individual Equity Instrument or group of Equity Instruments” on page 2 of the Prospectus.

Comment 4: Please reconcile the disclosures in the second and third sentences of the paragraph under the heading “Equity Instruments”. How does the Fund have exposure to foreign companies when it selects long positions from the S&P 500 Index? If the Fund only has exposure to foreign companies through hedging, please clarify. Please clarify what foreign investment risk the Fund will have, as disclosed on page 2 of the Prospectus, if the adviser selects long positions from the S&P 500 Index.

Response: The Registrant may invest in foreign companies. The Registrant has amended its disclosures to state as follows:

The Fund may invest in or have exposure to domestic and foreign companies of any market capitalization or sector. The Adviser primarily selects long equity positions from companies in the S&P 500 index.

Comment 5: Please add disclosures to the Fund’s investment strategies that correspond to “Emerging Markets Risk”, “Model Risk,” Short Position Risk” and “Underlying Funds Risk.”

Response: The Registrant has amended its disclosures to state the following to correspond with its disclosure of model risk:

When the Adviser believes unfavorable market conditions warrant, the Adviser uses its dynamic hedging strategy model to seek to reduce the downside risks associated with the Fund’s exposure to Equity Instruments during adverse market conditions.

The Registrant believes that its disclosure of investments in “foreign companies of any market capitalization or sector” corresponds to “emerging market risk.” The Registrant believes that its disclosure of “selling short exchange-traded equity index futures contracts” corresponds to “short position risk.” Finally, the Registrant believes its disclosure of using “an exchange-traded fund (“ETF”) as a temporary substitute for an individual Equity Instrument or group of Equity Instruments” corresponds to “underlying funds risks.”

Mr. Alberto Zapata

January 21, 2020

Additional Information About Principal Investment Strategies and Related Risks

Comment 6: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Comment 7: Please explain in plain English what is meant by the “net long exposure” as used on page 5 of the Prospectus in the paragraph under the heading “Hedging.”

Response: The Registrant has amended its disclosures to state the following:

The Fund expects to be more invested in long positions than in short positions, i.e., have net long exposure, in ~~to~~ equity markets. The Adviser uses the hedge strategy as an overlay to manage the Fund’s ~~overall~~ net exposure. The Adviser expects that the Fund’s exposure to equities will range from 40% to 100% net long.

Comment 8: Please describe what the Fund’s net long positions will be balanced against. Are there other investments the Fund intends to make to achieve an overall net long exposure?

Response: The Registrant refers to its response to Comment 7. The Fund will have net long exposure.

Comment 9: Please clarify in the Fund’s Item 9 disclosures that the Fund will invest in underlying funds as a principal investment strategy as suggested by its Item 9 principal risk disclosures.

Response: The Registrant refers to its disclosures on pages 2 and 5 of the Prospectus under the heading “Tax Management” describing the Fund’s investments in ETFs.

Comment 10: Please update the portfolio turnover rate and other bracketed information in the Amendment.

Response: The Registrant will ensure that all bracketed placeholders will be complete in its Rule 485(b) filing.

Mr. Alberto Zapata

January 21, 2020

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser